Exhibit 99.1

NEW PACIFIC FILES FORM 40-F ANNUAL REPORT

VANCOUVER, BC, Sept. 28, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) reports that the Company has filed today its fiscal 2022 annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC").

The Form 40-F, which includes the Company's fiscal 2022 annual audited financial statements, management's discussion and analysis, and annual information form, is available on the Company's website at https://www.newpacificmetals.com/ and on the SEC's website at www.sec.gov/edgar.shtml. Printed copies of the Company's fiscal 2022 annual financial statements, management's discussion and analysis, annual information form and Form 40-F are available free of charge to New Pacific securityholders upon written request.

About New Pacific

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a Preliminary Economic Assessment by the end of 2022. Recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program. The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022 and discovered a near surface broad gold mineralization by drill hole.

For further information, please contact

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

Cautionary Note Regarding Forward-Looking Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of a mineral resource estimate update; and timing and content of the preliminary economic assessment.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; calculation of resources, reserves and mineralization, general economic conditions, loss of key personnel; environmental risks, operations and political conditions; the regulatory environment in Bolivia and Canada; and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 20:09e 28-SEP-22